Exhibit 99.1

PRESS RELEASE

For Immediate Release

Bank of the Carolinas Corporation Reports Second Quarter Earnings

MOCKSVILLE, NORTH CAROLINA, July 23, 2007— Bank of the Carolinas Corporation (Nasdaq Capital Market: BCAR), today reported financial results for the three and six months ended June 30, 2007.

For the three month period ended June 30, 2007, net income was $592,000, as compared to $841,000 in the second quarter of 2006. Diluted earnings per share were $.15 as compared to $.21 for the second quarter of 2006.

For the six months ended June 30, 2007, the Bank reported net income of $1,372,000, a decrease of 16.6% when compared to $1,645,000 for the six month period in 2006. Diluted earnings per share decreased to $.35 for the six month period, a 16.7% decrease when compared to $.42 per diluted share for the same period in 2006.

Total assets at June 30, 2007 amounted to $456.9 million, an increase of 7.6% when compared to the June 30, 2006 amount of $424.7 million. Net loans increased 6.7% over the prior year to $352.3 million, while deposits grew to $387.0 million, a 10.6% increase. The allowance for loan losses was .96% of total loans as of June 30, 2007, and the ratio of annualized net charge-offs to average loans was 0.44%.

The biggest factors leading to the decrease in net income for the three and six month periods ended in 2007 were a decline in the Company’s net interest margin and an increase in the provision for loan losses. For the six month period ended in 2007, the net interest margin declined to 3.35% from 3.92% in 2006. While there was a significant decline year over year, the net interest margin did increase slightly in the second quarter versus the first quarter of 2007. The increase in the provision for loan losses was mainly the result of an increased level of charge-offs during the quarter, a significant portion of which was related to one problem credit. Excluding the charge-off related to this one problem credit, the Company’s annualized net charge-off ratio would have been .17% as opposed to .44% as reported.

The Company experienced growth in non-interest income of 28.3% and 24.3%, respectively, for the three and six month periods in 2007 versus 2006. While non-interest expense rose over the previous year, it decreased as a percentage of average assets, falling to 2.44% in 2007 from 2.59% for the comparable six month period.

As was previously announced on April 12, 2007, the Company has entered into a definitive agreement with Randolph Bank & Trust Company (Pink Sheets: RDBN) whereby Randolph Bank will be merged into Bank of the Carolinas. The transaction is subject to shareholder and regulatory approval and is expected to be consummated in the fourth quarter of 2007.

Bank of the Carolinas Corporation is the holding company for Bank of the Carolinas, a state chartered bank headquartered in Mocksville, NC with offices in Advance, Asheboro, Cleveland, Concord, Harrisburg, King, Landis, Lexington and Winston-Salem. Common stock of the Company is traded on the NASDAQ Capital Market under the symbol BCAR.

This press release contains forward-looking statements as defined by federal securities laws. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Actual results could differ materially from current projections. Bank of the Carolinas Corporation undertakes no obligation to revise these statements following the date of this press release.

For further information contact:

Eric E. Rhodes

Chief Financial Officer

Bank of the Carolinas

(336) 751-5755

Additional Information and Where To Find It

The proposed merger of Randolph Bank & Trust Company (“Randolph”) into Bank of the Carolinas will be submitted to the shareholders of Bank of the Carolinas Corporation (“BOC”) and Randolph for their consideration and approval. BOC has filed a registration statement, a prospectus (which will be combined with Randolph’s and BOC’s joint proxy statements) and other related documents with the SEC concerning the proposed merger. The joint proxy statement/prospectus and other relevant materials, any amendments or supplements to those documents, and any other filings containing information about Randolph or BOC, contain important information. Randolph’s and BOC’s shareholders are urged to read those documents when they become available and before making any voting or investment decision with respect to the proposed merger. You will be able to obtain a free copy of the joint proxy statement/prospectus and any other documents filed by BOC with the SEC at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement and other reports Randolph files with the FDIC will be available for inspection at the offices of the FDIC’s Accounting and Securities Disclosure Section located at Room F-6043, 550 17th Street, N.W., Washington, DC 20429. You also may obtain copies of Randolph’s reports by calling the FDIC’s Accounting and Securities Disclosure Section at (202) 898-8913, by facsimile at (202) 898-8505, or by email at mfields@fdic.gov. In addition, you may obtain copies of the joint proxy statement/prospectus and any other documents filed with the SEC by BOC, without charge, by directing a request to the President, Bank of the Carolinas Corporation, 135 Boxwood Village, Mocksville, N.C. 27028-2941 or P.O. Box 129, Mocksville, N.C. 27028-0129, telephone (336) 751-5755. You may obtain copies of any documents filed with the FDIC by Randolph, without charge, by directing a request to the President, Randolph Bank & Trust Company, 175 N. Fayetteville Street, Asheboro, N.C. 27203-5513, or P.O. Box 1888, Asheboro, N.C. 27204-1888, telephone (336) 625-1000.

This press release does not constitute an offer of any securities for sale. Any offer will be made only by the joint proxy statement/prospectus.

Participants in the Solicitation

BOC and Randolph, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of BOC and Randolph in favor of the proposed merger. Information about BOC’s directors and executive officers and their ownership of BOC’s capital stock will be contained in the proxy statement that will be distributed by BOC in connection with the merger, which will be filed with the SEC. Information about Randolph’s directors and executive officers and their ownership of Randolph’s capital stock will be contained in the proxy statement that will be distributed by Randolph in connection with its 2007 annual meeting of shareholders and the merger, which will be filed with the FDIC. Additional information regarding the interests of those participants in the proposed merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. You may obtain free copies of those documents when they become available as described above.

Bank of the Carolinas Corporation

Consolidated Balance Sheets

(In Thousands, Except Share Data)

(Unaudited)

	June 30
	2007	2006
Assets
Cash and Due from Banks	$5,364	$4,367
Interest-Bearing Deposits in Banks	3,418	6,558
Federal Funds Sold	969	3,784
Securities Available for Sale	64,564	54,031

Loans	355,750	333,777
Less, Allowance for Loan Losses	(3,425)	(3,504)

Total Loans, Net	352,325	330,273
Properties and Equipment	12,303	11,402
Other Assets	17,910	14,236

Total Assets	$456,853	$424,651

Liabilities
Non-interest Bearing Demand Deposits	$30,613	$29,732
Interest Bearing Demand Deposits	62,296	67,612
Savings Deposits	12,012	11,673
Time Deposits	282,072	241,028

Total Deposits	386,993	350,045

Borrowings	26,500	37,000
Retail Repurchase Agreements	2,111	—
Other Liabilities	2,556	1,808

Total Liabilities	418,160	388,853

Shareholders’ Equity
Common Stock, Par Value $5 Per Share:
Authorized 15,000,000 Shares; Issued 3,852,992
Shares in 2007 and 3,825,192 Shares in 2006	19,265	19,126
Additional Paid-In Capital	11,505	11,425
Retained Earnings	8,281	5,845
Accumulated Other Comprehensive Loss	(358)	(598)

Total Shareholders’ Equity	38,693	35,798

Total Liabilities and Shareholders’ Equity	$456,853	$424,651

Bank of the Carolinas Corporation

Consolidated Statements of Income

(In Thousands, Except Share and Per Share Data)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Interest Income
Interest and Fees on Loans	$7,285	$6,558	$14,594	$12,363
Interest on Securities	699	544	1,313	1,021
Federal Funds Sold	184	31	361	169
Deposits in Other Banks	1	5	5	6

Total Interest Income	8,169	7,138	16,273	13,559

Interest Expense
Deposits	4,311	2,993	8,561	5,669
Borrowed Funds	303	374	588	645

Total Interest Expense	4,614	3,367	9,149	6,314

Net Interest Income	3,555	3,771	7,124	7,245
Provision for Loan Losses	412	180	474	297

Net Interest Income After Provision for Loan Losses	3,143	3,591	6,650	6,948

Other Income
Customer Service Fees	266	245	502	466
Mortgage Loan Broker Fees	31	22	62	81
Investment Services	56	—	99	—
Increase in CSV of Life Insurance	86	51	168	100
Other Income	33	50	70	78

Total Other Income	472	368	901	725

Noninterest Expense
Salaries and Benefits	1,418	1,462	2,935	2,817
Occupancy and Equipment	421	335	839	672
Other Noninterest Expense	940	854	1,792	1,628

Total Noninterest Expense	2,779	2,651	5,566	5,117

Income Before Income Taxes	836	1,308	1,985	2,556
Income Taxes	244	467	613	911

Net Income	$592	$841	$1,372	$1,645

Earnings Per Share
Basic	$0.15	$0.22	$0.36	$0.43
Diluted	$0.15	$0.21	$0.35	$0.42

Weighted Average Shares Outstanding
Basic	3,837,533	3,825,192	3,833,146	3,825,192
Diluted	3,943,364	3,964,660	3,947,383	3,963,642

Bank of the Carolinas Corporation

Performance Ratios

	As of or for the Six Months Ended June 30
	2007	2006	Change*
Financial Ratios
Return On Average Assets **	0.60%	0.83%	(23	) BP
Return On Average Shareholders’ Equity **	7.18%	9.36%	(218)
Net Interest Margin **	3.35%	3.92%	(57)

Asset Quality Ratios
Net-chargeoffs to Average Loans **	0.44%	0.07%	37	BP
Nonperforming Loans To Total Loans	0.95%	0.69%	26
Nonperforming Assets To Total Assets	0.96%	0.86%	10
Allowance For Loan Losses To Total Loans	0.96%	1.05%	(9)

*	BP denotes basis points
**	Ratio Annualized